# SEC Schedule 13G/A (Amendment No. 24) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SCHOLASTIC CORPORATION, CIK 0000866729
CUSIP: 807066105
Title of class of securities: Common Stock, par value $.01 per share
Address of issuer's principal executive offices: 555 BROADWAY, New York, New York (NY), 10012
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-23-036046
Filed by CIK 0001055729

## Reporting persons
- Mary Sue Robinson Morrill: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 466,676; shared voting power 2,231,304; sole dispositive power 466,676; shared dispositive power 2,231,304; aggregate amount beneficially owned 2,697,980 (9.8% of the class); the aggregate amount excludes certain shares

## Item 1. Issuer
Name of issuer: SCHOLASTIC CORPORATION
Address of issuer's principal executive offices: 557 Broadway, New York, NY 10012

## Item 2. Person Filing
Name of person filing: Mary Sue Robinson Morrill
Address of principal business office or, if none, residence: c/o Corporate Secretary, Scholastic Corporation, 557 Broadway, New York, NY 10012
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,697,980 (see note to 4(a)). Note to Item 4(a): Includes (A) 290,773 shares of Common Stock held by three trusts of which Mary Sue Robinson Morrill and her husband, William F. Morrill, are trustees, with shared voting and investment power with respect to such shares. Also includes (B) 68,138 shares held by the Richard Robinson Charitable Trust of which Mary Sue Robinson Morrill and Andrew S. Hedden are trustees, (C) 40,681 shares held by the Richard Robinson Family Trust of which Mary Sue Robinson Morrill and Andrew S. Hedden are trustees, (D) shares owned by the Trust under the Will of Maurice R. Robinson (the "Maurice R. Robinson Trust"), as follows: (i) 1,507,402 shares of Common Stock and (ii) 324,310 shares of Common Stock which are receivable upon conversion of 324,310 shares of Class A Stock, par value $.01 per share, and (E) shares owned by the Trust under the Will of Florence L. Robinson (the "Florence L. Robinson Trust"), as follows: (i) 408,338 shares of Common Stock and (ii) 58,338 shares of Common Stock which are receivable upon conversion of 58,338 shares of Class A Stock, par value $.01 share. The shares of Class A Stock are convertible into shares of Common Stock, at any time at the option of the holder thereof, on a share-for-share basis. Barbara Robinson Buckland, Florence R. Ford, Mary Sue Robinson Morrill and William W. Robinson, who are all siblings, and Andrew S. Hedden are trustees of the Maurice R. Robinson Trust, with shared voting and investment power with respect to the shares of Common Stock and Class A Stock owned by the Maurice R. Robinson Trust, and Mary Sue Robinson Morrill is the sole trustee of the Florence L. Robinson Trust, with sole voting and investment power with respect to the shares of Common Stock and Class A Stock owned by the Florence L. Robinson Trust. Does not include 164,674 shares of Common Stock held in two trusts of which Mr. Morrill is trustee, for the benefit of the children of Ms. Morrill, and an aggregate of 105,837 shares held by family members directly and in a trust for which neither Mr. or Ms. Morrill are trustees, as to which Ms. Morrill has no voting or dispositive power and disclaims beneficial ownership.
Percent of class: 9.8%
Sole power to vote or to direct the vote: 466,676
Shared power to vote or to direct the vote: 2,231,304
Sole power to dispose or to direct the disposition: 466,676
Shared power to dispose or to direct the disposition: 2,231,304

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Each of the Maurice R. Robinson Trust, the Florence L. Robinson Trust, the Richard Robinson Charitable Trust and the Richard Robinson Family Trust has the right to receive dividends from, or the proceeds from the sale of, the shares of Common Stock and Class A Stock referred to in the Note to Item 4(a)

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Mary Sue Robinson Morrill: /s/ Mary Sue Robinson Morrill, Mary Sue Robinson Morrill (02/13/2025)